U.S. SECURITIES AND EXCHANGE COMMISSION

                   WASHINGTON, D.C. 20549

                         FORM 12b-25

                 NOTIFICATION OF LATE FILING

               [  ] Form 10-K and Form 10-KSB

            For Period Ended:  December 31, 1997


             [  ] Transition Report on Form 10-K


                           0-15893

             __________________________________
                       SEC FILE NUMBER

Part I         Registrant Information

          Consolidated Health Care Associates, Inc.
          38 Pond Street, Suite 305
          Franklin, Massachusetts  02038


Part II   The reasons described in reasonable detail in Part
          III of this form could not be eliminated without unreasonable effort or expense.


Part II   Narrative

          Consolidated Health Care Associates, Inc.
          ("Consolidated") does not have the ability to file the required report 10KSB within the time frame required. Consolidated shall file the required report on or before the twenty-fourth calendar day following the prescribed due date;

          Consolidated has been involved with a number of dispositions that have been time consuming and complicated. The ability to complete the accounting and dissemination of each transaction has taken an inordinate amount of time to complete due to the complexity of each transaction.

          It is anticipated that with the additional time the reporting will be able to be completed.


Part IV   Contact Person
          Robert M. Whitty, President

          (508) 543-5055

          All other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve (12) months that the Registrant was required to file such reports have been filed.

          It is anticipated that significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statement to be included in the subject report.

          The results of operations for the year ended
          December 31, 1997 will differ significantly from the results of operations for the year ended
          December 31, 1996. The primary reasons for the difference are that the year ended December 31, 1997, Consolidated disposed of significant operations while during the year ended December
          31, 1996, Consolidated operated those facilities for the full or portion of the year. The Company is not now able to set forth quantitatively the results of such diversities based upon the information currently available.

          Consolidated Health Care Associates, Inc. (name of
          Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


          By: /s/ Robert M. Whitty
               Robert M. Whitty, President


          Date:  April 8, 1998